Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 14, 2020

The General Manager,	The Manager,
Corporate Relations Department,	The Listing Department,
BSE Limited,	National Stock Exchange of India Limited,
P. J. Towers,	Exchange Plaza,
Dalal Street, Mumbai – 400001	C-1, Block G, Bandra Kurla Complex,
Scrip Code: 500124	Bandra East, Mumbai – 400051
Symbol: DRREDDY - EQ

Dear Sir / Madam,

Subject:	Newspaper Advertisement with regard to Notice of Petition pursuant to the order of the Hon'ble National Company Law Tribunal, Hyderabad Bench at Hyderabad (‘Tribunal’)

We enclose herewith copies of the newspaper advertisements published in Business Standard (English daily) and Andhra Prabha (Telugu daily), Hyderabad edition on March 14, 2020 with regard to the hearing of the joint petition for sanction of Scheme of Amalgamation and Arrangement of Dr. Reddy’s Holdings Limited and Dr. Reddy’s Laboratories Limited and their respective shareholders pursuant to provisions of Sections 230-232 read with section 66 and other relevant provisions of the Companies Act, 2013 and rules framed thereunder.

The copy of the newspaper publications are also available on the website of the Company at https://www.drreddys.com/investors/investor-services/amalgamation.

This is for your information and record.

Thanking You,

Yours faithfully

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

Encl: as above

NCLT – Notice of Petition – Business Standard – March 14, 2020

BEFORE THE NATIONAL COMPANY LAW TRIBUNAL
HYDERABAD BENCH, AT HYDERABAD
COMPANY SCHEME APPLICATION NO. C.A.(CAA) No. 231/230/HDB/2019
CONNECTED WITH
COMPANY SCHEME PETITION NO. C.P.(CAA) No.49/230/HDB/2020
IN THE MATTER OF THE COMPANIES ACT, 2013
AND
IN THE MATTER OF THE SECTIONS 230-232 READ WITH SECTION 66 AND ALL OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013
AND
IN THE MATTER OF SCHEME OF AMALGAMATION AND ARRANGEMENT
AMONG
M/S. DR. REDDY'S HOLDINGS LIMITED
(THE 'AMALGAMATING COMPANY')
AND
M/S. DR. REDDY'S LABORATORIES LIMITED
(THE 'AMALGAMATED COMPANY')
AND
THEIR RESPECTIVE SHAREHOLDERS

....Second Petitioner /Amalgamating Company

DR. REDDY'S LABORATORIES LIMITED
(CIN: L85195TG1984PLC004507),
Company incorporated under the Companies
Act, 1956 having its registered office at
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034

NOTICE OF PETITION BEING ISSUED PURSUANT TO THE ORDER OF THE HON'BLE NATIONAL COMPANY LAW TRIBUNAL, HYDERABAD BENCH AT HYDERABAD, READ WITH RULE 16 OF THE COMPANIES (COMPROMISES, ARRANGEMENTS AND AMALGAMATIONS) RULES, 2016

A Joint Petition under Section 230 to 232 and Section 66 of the Companies Act, 2013 and the rules framed thereunder for the sanction of the Scheme of Amalgamation and Arrangement between Dr. Reddy's Holdings Limited and Dr. Reddy's Laboratories Limited and their respective shareholders was presented by the Petitioner Companies on 09th day of January, 2020. In this regard, the Hon'ble National Company Law Tribunal, Hyderabad Bench at Hyderabad vide its Order dated 04th day of February, 2020 has fixed the said Petition for hearing on 30th day of March, 2020.

Persons desirous of supporting or opposing the said Petition should send to the Second Petitioner's advocate, notice of their intention, signed by them or their advocate, with their name and address, so as to reach the Second Petitioner's advocate not later than two days before the date fixed for the hearing of the Petition. Where he/she seeks to oppose the Petition, the grounds of opposition or a copy of his/her affidavit shall be furnished with such notice.

A copy of the Petition will be furnished by the undersigned to any person requiring the same on payment of the prescribed charges for the same.

This notice is also available on the website of the Company, www.drreddys.com and on the website of the Stock Exchanges, www.bseindia.com and www.nseindia.com.

Sd/-
Divya Datla, K. Prabhavati, M. Naga Deepak,
B. Lokeshwar Reddy & Rohan Aloor
Advocates for Petitioner Company
Flat D, 1st Floor, Uma Enclave, 8-2-584,
Road No.9, Banjara Hills, Hyderabad-500034

Dated this 13th day of March 2020
Hyderabad

NCLT – Notice of Petition – Andhra Prabha – March 14, 2020

జాతీయ కంపెనీ లా ట్రిబ్యునల్
హైదరాబాద్ బెంచ్ వారి సమక్షంలో హైదరాబాద్ వద్ద
కంపెనీ పథకం దరఖాస్తు నెం. సి.ఎ. (సిఎఎ) నెం. 231/230/హెచ్‌డిబి/2019
తో సంబంధించి
కంపెనీ పథకం పిటిషన్ నెం. సిపి (సిఎఎ) నెం. 49/230/హెచ్‌డిబి/2020
కంపెనీల చట్టం, 2013 విషయంలో
మరియు
కంపెనీల చట్టం 2013 యొక్క సెక్షన్ 66 మరియు అన్ని ఇతర వర్తించు నిబంధనలతో
చదువుకొనే సెక్షన్‌లో 230-232 విషయంలో
మరియు
మెస్సర్స్ డా. రెడ్డీస్ హోల్డింగ్స్ లిమిటెడ్
(ది విలీనమవుతున్న కంపెనీ)
మరియు
మెస్సర్స్ డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్
(ది విలీనం చేసుకుంటున్న కంపెనీ)
మరియు వారి సంబంధిత వాటాదారుల మధ్యన
విలీనం మరియు ఏర్పాటు పథకం విషయంలో

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్
(CIN : L85195TG1984PLC004507)
కంపెనీల చట్టం 1956 క్రింద ఏర్పాటు కాబడిన కంపెనీ మరియు తన నమోదిత కార్యాలయం
8-2-337, రోడ్డు నెం.3, బంజారాహిల్స్, హైదరాబాద్ -500034 వద్ద కలిగి ఉన్నది.

... ద్వితీయ పిటిషనర్ / విలీనం చేసుకుంటున్న కంపెనీ

కంపెనీల (కాంప్రమైజెస్, అరేంజ్‌మెంట్స్ మరియు అమాల్గమేషన్) రూల్స్ 2016 యొక్క రూల్ 16తో చదువుకొనే గౌరవనీయ జాతీయ కంపెనీ లా ట్రిబ్యునల్, హైదరాబాద్, హైదరాబాద్ బెంచ్ వద్ద వారి ఉత్తర్వుకు అనుగుణంగా జారీ చేయబడనున్న పిటిషన్ యొక్క ప్రకటన

డా. రెడ్డీస్ హోల్డింగ్స్ లిమిటెడ్ మరియు డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ మరియు వారి సంబంధిత వాటాదారుల మధ్యన విలీన మరియు ఏర్పాటు పథకం యొక్క మంజూరు కొరకు కంపెనీల చట్టం 2013 యొక్క సెక్షన్ 230 నుండి 232 మరియు సెక్షన్ 66లో పొందుపర్చిన రూల్స్ క్రింద జారీ పిటిషన్ 9వ రోజు జనవరి, 2020న పిటిషనర్ల కంపెనీచే సమర్పించబడినది. దానికి సంబంధించి జాతీయ కంపెనీ లా ట్రిబ్యునల్ హైదరాబాద్ బెంచ్ వారి ఉత్తర్వు తేది 04వ రోజు ఫిబ్రవరి, 2020 ప్రకారం 30వ రోజు మార్చి, 2020న విచారణ కొరకు సదరు పిటిషన్‌ను నిర్ణయించబడినది.

సదరు పిటిషనర్‌కు మద్దతుగా తెలుపుటకు లేదా వ్యతిరేకించుటకు అభిలషిస్తున్న ఏ వ్యక్తి అయినా అతని ఆసక్తి యొక్క ప్రకటనను వారి లేదా అతని అడ్వకేట్‌చే సంతకం చేయబడి అతని పేరు మరియు చిరునామాకు, పిటిషన్ యొక్క విచారణకు నిర్ణయించిన తేదీకి కనీసం రెండు రోజులు ముందు ద్వితీయ పిటిషనర్ యొక్క అడ్వకేట్‌కు చేరునట్లుగా దానిని ద్వితీయ పిటిషనర్ యొక్క అడ్వకేట్‌కు పంపవలెను. ఒకవేళ పిటిషన్‌ను వ్యతిరేకించుచున్న యెడల వ్యతిరేకించుటకు గల ఆధారాలు లేదా అఫిడవిట్ ప్రతిని ఆ నోటీసుతో జతపర్చవలెను.

పిటిషన్ యొక్క కావలసిన ఏ వ్యక్తి అయినా అందుకు నిర్దేశించిన ఛార్జీల చెల్లింపుపై దిగువ సంతకందారు చే ఇవ్వబడుతుంది.

సం/-
దివ్య దాట్ల, కె. ప్రభావతి, ఎం. నాగ దీపక్, బి. లోకేశ్వర్‌రెడ్డి & రోహన్ అల్వార్
పిటిషనర్ కంపెనీ యొక్క న్యాయవాదులు
ఫ్లాట్ డి, 1వ అంతస్తు, ఉమా ఎన్‌క్లేవ్, 8-2-584,
రోడ్డు నెం.9, బంజారాహిల్స్, హైదరాబాద్-500034

తేది 13వ రోజు మార్చి, 2020
హైదరాబాద్